

Mail Stop 4631

October 19, 2017

<u>Via E-Mail</u>
Laura W. Doerre
Executive Vice President, General Counsel
JELD-WEN Holding, Inc.
440 S. Church Street, Suite 400
Charlotte, NC 28202

> **Re:** **JELD-WEN Holding, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted October 10, 2017**
> **CIK No. 1674335**

Dear Ms. Doerre:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-551-3397 with any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: Mark Hayek
Fried, Frank, Harris, Shriver & Jacobson LLP